UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

STRAN & COMPANY, INC.
(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE
(Title of Class of Securities)

86260J 102
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	86260J 102

1.	NAMES OF REPORTING PERSONS Andrew Stranberg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 5,268,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,268,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,268,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.2%(1)
12.	TYPE OF REPORTING PERSON IN

(1)	Based on a total of 18,541,188 shares of common stock of the Issuer outstanding as of December 31, 2022.

CUSIP No.	86260J 102

Item 1.

(a)	Name of Issuer: Stran & Company, Inc. (the “Issuer”)

(b)	Address of Issuer’s principal executive offices: 2 Heritage Drive, Suite 600, Quincy, MA 02171

Item 2.

(a)	Name of person filing: This statement is being filed by Andrew Stranberg (the “Reporting Person”).

(b)	Address of the principal business office or, if none, residence: The business address of the Reporting Person is 2 Heritage Drive, Suite 600, Quincy, MA 02171.

(c)	Citizenship: The Reporting Person is a United States citizen.

(d)	Title of class of securities: Common stock, $0.0001 par value per share

(e)	CUSIP No.: 86260J 102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No.	86260J 102

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

On May 24, 2021, the Reporting Person, the Executive Chairman, Treasurer, and Secretary and a director of the Issuer, was the sole stockholder of the Issuer, holding a total of 10,000,000 shares of common stock of the Issuer that were issued to the Reporting Person for nominal consideration in connection with the founding of the Issuer on May 19, 2021 and reincorporation of the Issuer on May 24, 2021.  On May 24, 2021, the Reporting Person transferred 3,400,000 shares of common stock to Andrew Shape, the Chief Executive Officer and President and a director of the Issuer, and 800,000 shares of common stock to Randolph Birney, the Executive Vice President of the Issuer, pursuant to stock purchase agreements dated as of May 24, 2021. The price per share was equal to $0.1985 per share, which was the calculated price of a share of common stock of the Issuer as of December 31, 2020 determined through a valuation of the shares of common stock of the Issuer dated April 27, 2021. The shares were paid by the delivery to the Reporting Person of secured promissory notes effective as of May 24, 2021. Each of the promissory notes provides for 2% simple annual interest. Principal and accrued interest under the note must be repaid by the note’s third anniversary, or May 24, 2024. Each note grants a security interest to the Reporting Person in the transferred shares as to the repayment obligations under the note. The shares are also subject to a lockup provision providing that one-half of the purchased shares may not be sold until May 24, 2023; provided, however, that such restriction on transfer will expire at a rate of 1/48th of the shares subject to the restriction per month over such two-year period. The shares are also subject to a market standoff provision restricting transfers and other dispositions of the shares as reasonably requested by the Issuer and its underwriter until the date that is two years after its initial public offering, which occurred on November 8, 2021. The shares were also formerly subject to a repurchase right which lapsed upon the occurrence of the Issuer’s initial public offering on November 8, 2021. Subject to the above remaining restrictions, the buyers may sell the shares subject to the security interest at prevailing market prices so long as such portion of the sale proceeds as is required under the promissory note to repay the note is so used to repay the note. The Reporting Person does not have voting or investment power over the transferred shares.

On May 24, 2021, the Reporting Person also sold 700,000 shares of common stock of the Issuer to a third buyer pursuant to a stock purchase agreement dated as of May 24, 2021. In connection with this agreement, the buyer executed an irrevocable proxy providing that the Reporting Person may vote and exercise all voting and related rights with respect to the shares. The irrevocable proxy’s terms provided that it would automatically terminate with respect to any shares that the buyer sold in a transaction or series of transactions on any national securities exchange or other trading market on which the shares then trade. On or around November 16, 2021, an order to transfer 200,000 of the shares by the buyer in a private sale to another holder was approved by the Reporting Person, the Issuer and the representative of the underwriters of the initial public offering of the Issuer, and was processed by the Issuer’s transfer agent notwithstanding that such shares were not sold on a national securities exchange. On or around May 19, 2022, an order to transfer 500,000 of the shares by the buyer was processed by the Issuer’s transfer agent.

On November 12, 2021, the Reporting Person was granted an option to purchase 400,000 shares of common stock. The option has an exercise price of $4.15 per share and a term of ten years. The option is subject to vesting over a four-year period with 25% of the option vesting on the first anniversary of the date of grant and the balance of the option (75%) vesting monthly over the following three years after the first anniversary of the date of grant at a rate of 1/36 per month. The option may be exercised to purchase 125,000 shares within 60 days of December 31, 2022.

On May 20, 2022 and December 14, 2022, the Reporting Person purchased 18,000 shares of common stock and 25,000 shares of common stock, respectively, in open market purchases.

(b)	Percent of class:
The shares of common stock represent approximately 28.2% of the Issuer’s outstanding common stock based on a total of 18,541,188 shares of common stock outstanding as of December 31, 2022.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	5,268,000
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	5,268,000
	(iv)	Shared power to dispose or to direct the disposition of:	0

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Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023
/s/ Andrew Stranberg
Andrew Stranberg